Amendment No. 3 to
                                                          SEC File No. 70-9599




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                              GPU, INC. ("GPU")
                              GPX Acquisition Corp.
                               300 Madison Avenue
                          Morristown, New Jersey 07962
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                (Names of companies filing this statement and
                  addresses of principal executive offices)


                                    GPU, INC.
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        (Name of top registered holding company parent of applicants)



S.L. Guibord, Secretary                 Douglas E. Davidson, Esq.
M.J. Connolly, Vice President-          Berlack, Israels & Liberman LLP
   Law                                  120 West 45th Street
D.C. Brauer, Vice President             New York, New York  10036
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962


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                 (Names and addresses of agents for service)

            GPU and GPX Acquisition Corp. ("Acquisition Corp." and, together with GPU, "Applicants"), hereby amend their Application on Form U-1, as heretofore amended, docketed in SEC File No. 70-9599, as follows:

      I. By amending paragraph D of Item 1 thereof to read in its entirety as follows:

      The merger agreement further provides that following completion of the Tender Offer, Acquisition Corp. will be merged with and into MYR pursuant to
Section 251 of the Delaware General Corporation Law ("DGCL") and that MYR will survive the merger. If, following completion of the Tender Offer, Acquisition Corp. has acquired ownership of 90% or more of MYR's outstanding shares of common stock, the merger would be consummated pursuant to the "short form merger" provisions of Section 253 of the DGCL. In such event, MYR would not be required to convene a meeting of its stockholders to vote on the merger. Following completion of the Tender Offer, MYR would, however, provide its shareholders with an information circular pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act") prior to the merger.

      Should Acquisition Corp. not acquire ownership of at least 90% of MYR's outstanding common stock prior to the merger, then MYR would convene a meeting of its shareholders pursuant to Section 251(c) of the DGCL. MYR would distribute to its shareholders a notice of meeting, proxy statement and forms of proxy, and may provide other proxy solicitation materials in accordance with Section 14 of the Exchange Act and the Commission's regulations thereunder. Since, at that time, MYR would be a "subsidiary company" of GPU under Section 2(a)(8) of the Act, Applicants request that the Commission's order authorizing the proposed transactions include authorization to solicit proxies in connection with the merger pursuant to Section 12 of the Act and Rules 61 and 65 thereunder.

      At the effective time of the merger, each MYR shareholder (other than Acquisition Corp. and any shareholders exercising statutory dissenters' rights to which they may be entitled) will be entitled to receive $30.10 per share upon surrender of their shares of MYR common stock. Following completion of the merger, MYR will be a direct, wholly-owned subsidiary of GPU. On February 24, 2000, GPU and Acquisition Corp. extended the Tender Offer expiration date from February 29, 2000 to March 24, 2000. Applicants intend to further extend the Tender Offer expiration date to a date which occurs as soon as practicable after issuance of the Commission order in this docket authorizing the proposed transactions.

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


      II. Item 2 thereof is hereby amended to read in its entirety to read as follows:

Item 2.     Fees, Commissions and Expenses
            ------------------------------

      The estimated fees, commissions and expenses Applicants expect to incur in connection with the proposed transactions are as follows:

      SEC Filing Fee                                                  $ 48,569
      Hart Scott Rodino Act Filing Fee                                  45,000

      Legal Fees:
            Berlack, Israels & Liberman LLP                            225,000
            Fried, Frank, Harris, Shriver & Jacobson                   300,000
            Ryan Russell Ogden Seltzer LLP                               1,000

      Accounting Fees                                                   10,000
      Tender Offer Information Agent Fees and Expenses                  25,000
      Proxy Solicitation Agent                                          15,000
      Depository                                                        25,000
      Printing and Mailing                                             150,000
      Miscellaneous                                                     30,431
                                                                       -------

            Total                                                     $875,000
                                                                      ========

      III.  Item 3 thereof is hereby amended by adding the following thereto:

      "In addition, Rules 61 and 65 are applicable to certain of the proposed transactions. "

      4.    By filing the following exhibits in Item 6 thereof:

            F-1   -   Opinion of Berlack, Israels & Liberman LLP

            F-2   -   Opinion of Ryan Russell Ogden Seltzer LLP
















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


                                    SIGNATURE

            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.




                                    By:   /s/ T. G. Howson
                                          ----------------------------
                                          T. G. Howson, Vice President
                                          and Treasurer


                                    GPX ACQUISITION CORP.




                                    By:   /s/ T. G.Howson
                                          ----------------------------
                                          T. G. Howson, Treasurer




Date:  March 22, 2000






















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